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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8 - 66434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneCastle Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 West 57th Street, 35th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Holmen **212-354-6500**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name -- *if individual, state last, first, middle name*)

465 South Street Suite 200	**Morristown**	**New Jersey**	**07960**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert Holmen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneCastle Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XIOMARA LARIOS
~~Notary Public - State of New York~~
NO. 01LA6128825
Qualified in New York County
My Commission Expires 7/24/17

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.
- [ ] (o) Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17A-5(e)(4)
- [ ] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONECASTLE SECURITIES, LLC

Statement of Financial Position
December 31, 2015

STONECASTLE SECURITIES, LLC

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
StoneCastle Securities, LLC:

We have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of StoneCastle Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of StoneCastle Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2016

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	977,226
Due from broker, including clearing deposit of $350,000		863,998
Non-marketable security, at fair value		613,609
Prepaid expenses and other assets		99,300
Fixed assets, net		5,339
	$	2,559,472
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	602,611
Due to affiliate		22,866
Total liabilities		625,477
Member's equity		1,933,995
	$	2,559,472

See accompanying notes to financial statements.
CONFIDENTIAL TREATMENT REQUESTED

1. Nature of business and summary of significant accounting policies

Nature of Business

StoneCastle Securities, LLC (the "Company" or "StoneCastle") is a corporation organized under the laws of the state of Delaware on March 8, 2004. The Company's operations consist primarily of engaging in the brokering or dealing of corporate debt securities and the placement of private placement securities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is permitted to engage in the following activities:

Private placement of securities,
Structuring fixed income structured finance transactions,
Broker or dealer retailing corporate equity securities over-the-counter,
Broker or dealer selling corporate debt securities, including collateralized debt obligations, collateralized loan obligations, and bank obligations such as trust preferred securities, preferred senior debt and CDs,
U.S. government securities dealer,
U.S. government securities broker,
Municipal securities dealer,
Municipal securities broker,
Broker or dealer selling interests in mortgages or other receivables,
Put and call broker or dealer or option writer,
Non-exchange member arranging for transactions in listed securities by exchange member; and
Trading securities for own account.

Basis of Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

These financial statements were approved by management and are available for issuance on February 24, 2016. Subsequent events have been evaluated through this date.

Due from Broker

The amount due from broker arises in the ordinary course of business and is pursuant to a clearing agreement with the clearing firm. Due from broker at December 31, 2015 includes a $350,000 clearing deposit.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments - Definition and Hierarchy

In accordance with GAAP (Accounting Standards Codification 820), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP (Accounting Standards Codification 820), a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

All investments by the Company are classified in Level 3 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques and Processes

The Company values investments in securities for which there is no ready market at fair value. As of December 31, 2015, total investments by the Company were comprised of an equity investment in a private mortgage company that was determined to be a Level 3 security for valuation purposes. The valuation of this security was based on unobservable inputs, including purchase price, liquidity and sale restrictions. The value as of December 31, 2015 reflects a 40% liquidity discount. See Note 2 – Fair Value Measurements.

Property and Equipment

Furniture and fixtures, computer equipment and office equipment are stated at cost less accumulated depreciation amortization. Depreciation is provided using the straight line method based upon estimated useful lives of five years.

Revenue Recognition

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. The Company has provided for the NYC Unincorporated Business Tax .

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP (ASC 820). See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's investments measured at fair value as of December 31, 2015:

	(Amounts in '000s)			
	Level 1	Level 2	Level 3	Total
Investments				
Common stock	$ -	$ -	$ 614	$ 614
	$ -	$ -	$ 614	$ 614

For fair valuations using significant unobservable inputs, U.S. GAAP requires the Company to present a reconciliation of the beginning to ending balances for reported market values that presents changes attributable to total realized and unrealized gains or loss, purchase and sales, and transfers in and out of Level 3 during the period. Transfers in and out between levels are based on values at the end of a period. U.S. GAAP also requires the Company to disclose amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. A reconciliation of Level 3 investments is presented below:

Reconciliation of Level 3 Investments:

	(Amounts in '000s)							
	Beginning Balance January 1, 2015	Realized Gains (Losses)	Change in Unrealized (Loss) for Investments still held at December 31, 2015	Purchase or Acquired	Distribution of non-marketable security	Transfer In	Transfer Out	Ending Balance December 31, 2015
Investment								
Common Stock	$ -	$ -	$ -	$ 3,068	$ (2,454)	$ -	$ -	$ 614

3. Property and equipment

Property and equipment as of December 31, 2015 consist of the following:

Computer equipment	$	8,214
Less accumulated depreciation		2,875
	$	5,339

Depreciation expense amounted to $1,643 for the year ended December 31, 2015.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $1,215,445, which was $1,115,445 in excess of its minimum requirement of $100,000.

5. Contingent liabilities

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2015, the Company has been named party to a legal action. The Company intends to vigorously defend this action as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in the early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of ongoing legal proceedings will not have a material adverse effect on the Company's statement of financial condition. The Company was named in an arbitration proceeding regarding an employment matter with a former employee of the parent company. Management, after consulting with outside counsel, cannot predict with certainty the outcome of the arbitration and whether it will have a material adverse effect on the Company's statement of financial condition. The Company is a plantiff in a legal action to claim fees under a contract, the outcome of which is uncertain. The Company is subject to an ongoing investigation by FINRA. Management, after consultation with legal counsel, does not believe the investigation will lead to an action that would have a materially adverse effect on the Company's statement of financial condition.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $350,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Related party transactions

Pursuant to an expense sharing agreement, the Company pays for office space, administrative services and equipment to the Company's parent. The expenses under this agreement for the year ended December 31, 2015 were $114,000 which is included in professional fees in the statement of operations.

The Company's parent, its affiliates and the Company, incur intercompany expenses resulting from certain transactions. These expenses are recorded in the accompanying statement of financial condition as due from parent and/or due to affiliate(s) to appropriately reflect the incurred obligations and the resulting liabilities. As of December 31, 2015 due to affiliate balance was $22,866.

In 2015, the Company distributed non-marketable securities received as compensation for investment advisory services to certain employees based on the commission arrangements in their employment agreement.

10. Commitments

The Company has entered into multiple agreements with various vendors to provide services. These services include market data, research, recruiting (which terminated during 2015) and communications. The lengths of the agreements are between 6 months and 1 year. Payments are pursuant to the terms of each agreement and are expensed as incurred.